Exhibit 99.11

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

February 22, 2011

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES DELIVERY OF A SECOND DRILL RIG AT THE NUEVO MILENIO SILVER-GOLD PROJECT, MEXICO

Vancouver, BC – February 22, 2011-Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased to announce the arrival and commencement of drilling by the second drill rig at the Company’s  Nuevo Milenio Silver-Gold Project located in Nayarit State, Mexico.

There are now 2 drill rigs working.  The first is located on Dos Hornos 1, a higher grade quartz vein and the second on Veta Tomas, also a higher grade quartz vein.  Both drills are performing in-fill drilling.  Two holes have been completed.

The 2011 diamond drill program began February 6, 2011 and calls for 10,000 metres of diamond drilling with the option to extend the drill program by an additional 10,000 metres. The first drill rig is testing Dos Hornos 1, where two drill holes were completed to a depth of 198 metres and 179 metres respectively.  A total of fifty core samples were cut and shipped to the Inspectorate Preparation Lab at Durango, Dgo, Mexico.

All analysis will be done at the Inspectorate Assay Lab at Sparks, Nevada. All samples will be assayed for Au and Ag by fire assays with AA finishing plus 29 elements ICP–AES Scan by aqua regia digestion and Hg by CVAA.

Check samples are taken initially at an average of 1 check sample for each 5 samples shipped. These samples will be sent to the Stewart Group Assay Lab in Kamloops, B.C.

The prepared sample pulp collected for check assaying will be split into two parts.  Part 1 of the sample pulp has been sent to Inspectorate for routine assaying.  Part two of the sample pulp will be shipped to the Stewart Group Preparation Lab in Zacatecas and from there to their Assay Lab in Kamloops, B.C. for assaying using a 31 element package as described above.

The objective of the drill program is three fold:

1.

 At Dos Hornos 1, Dos Hornos 2 and Veta Tomas - in-fill drilling to upgrade the reported Inferred Mineral Resources.

2.

At Once Bocas North - define the known 100 metre wide quartz vein - quartz stockwork zone and to confirm its possible open pit potential, including in-fill drilling to delineate the potential of the higher grade vein structures.

3.

Step-out drilling to test known extensions of Once Bocas North, Once Bocas South, the Chacuaco open pit potential and high grade quartz vein potential, and the Cafetal South vein structures.

Mr. Ferdinand Holcapek P.Eng, Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all the technical reporting and is the Company’s “Qualified Person” for the purpose of National Instrument NI 43-101.

Cream Minerals is a silver-gold exploration company with properties in Mexico and Canada. To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by

Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.